www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2024/05/31: UMC will attend investor conferences on 2024/06/06

99.2 Announcement on 2024/06/12: The Board of Directors resolved to adjust cash dividend ratio

99.3 Announcement on 2024/06/12: The Company announced the record date for cash dividend

99.4 Announcement on 2024/06/06: May Revenue

99.5 Announcement on 2024/06/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2024/06/06

1. Date of institutional investor conference: 2024/06/06~2024/06/07

2. Time of institutional investor conference: 02:00 PM

3. Location of institutional investor conference: W Hotel Taipei

4. Outline of institutional investor conference:

The Company will attend the “2024 Taiwan Conference”, held by Citi.

5. Any other matters that need to be specified: None

Exhibit 99.2

The Board of Directors resolved to adjust cash dividend ratio

1. Date of the resolution of the board of directors or shareholders meeting: 2024/06/12

2. Type and monetary amount of original dividend distribution:

Cash dividend NT$37,587,101,925, each common share is entitled to receive NT$3.00.

3. Type and monetary amount of dividend distribution after the change:

Cash dividend NT$37,587,101,925, each common share is entitled to receive NT$3.00011747.

4. Reason for the change:

Due to the cancellation of RSA, the number of outstanding common shares changed accordingly, resulting in the adjustment of cash dividend ratio.

5. Any other matters that need to be specified: None

Exhibit 99.3

The Company announced the record date for cash dividend

1. Date of the resolution by the board of directors or shareholders meeting or decision by the Company: 2024/06/12

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3. Type and monetary amount of common stock dividend distribution:

Cash dividend NT$37,587,101,925, each common share is entitled to receive NT$3.00011747.

4. Ex-rights (ex-dividend) trading date: 2024/07/02

5. Last date before book closure: 2024/07/03

6. Book closure starting date: 2024/07/04

7. Book closure ending date: 2024/07/08

8. Ex-rights (ex-dividend) record date: 2024/07/08

9. Deadline for applying the conversion of the bond: NA

10. The closure period for the conversion of the bond will start from the date: NA

11. The closure period for the conversion of the bond will end on the date: NA

12. Payment date of common stock cash dividend distribution: 2024/07/24

13. Any other matters that need to be specified: None

Exhibit 99.4

United Microelectronics Corporation

June 6, 2024

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of May 2024.

1)
Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
May	Net sales	19,509,486	18,778,488	730,998	3.89%
Year-to-Date	Net sales	93,882,976	91,449,371	2,433,605	2.66%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	8,827,182	8,874,918	170,060,457

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023 and February 27, 2024, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,989 million.

4)
Financial derivatives transactions: None

Exhibit 99.5

United Microelectronics Corporation

For the month of May, 2024

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of April 30, 2024	Number of shares as of May 31, 2024	Changes
Executive Vice President Senior Vice President Senior Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President Vice President	Ming Hsu Oliver Chang Chitung Liu TS Wu S F Tzou Osbert Cheng Steven Hsu Jerry CJ Hu Y S Shen Steven S Liu Francia Hsu Mindy Lin Eric Chen	6,538,000 3,890,589 3,900,217 2,854,809 1,619,108 1,943,000 1,698,000 3,133,000 1,628,000 2,780,000 439,000 2,390,925 2,018,000	5,628,000 2,890,589 3,000,217 2,554,809 1,459,108 1,813,000 1,050,000 2,468,000 1,128,000 2,180,000 299,000 2,358,925 1,118,000	(910,000) (1,000,000) (900,000) (300,000) (160,000) (130,000) (648,000) (665,000) (500,000) (600,000) (140,000) (32,000) (900,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of April 30, 2024	Number of shares as of May 31, 2024	Changes
Vice President	Steven S Liu	2,200,000	2,180,000	(20,000)